August 31, 2005

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:	USI Holdings Corporation
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarterly period ended March 31, 2005
File No.000-50041

Dear Mr. Rosenberg:

In addition to the information provided in our letters to you dated June 27, 2005 and July 26, 2005, please note that USI Holdings Corporation (the “Company”) has considered the following information in its determination that its written put options are freestanding financial instruments and are properly accounted for as a liability in accordance with SFAS 150:

•	The written put options qualify as a financial instrument, as defined in Appendix D to SFAS 150, because settlement of the written put option would require that the Company exchange cash for a variable number of common shares at the current per share market value up to, but not in excess of, a dollar amount equal to the holder’s investment in the preferred stock (see attached examples of put settlement);

•	Further, based in large part on the legal interpretation that the written put options survived the conversion and cancellation of the preferred shares and were separately exercisable, the Company determined that the written put options are entered into separately and apart from any of its other financial instruments and therefore constitute freestanding financial instruments; and

•	Paragraph 11 of SFAS 150 indicates that a “financial instrument, other than an outstanding share, that, at inception, (a) embodies an obligation to repurchase the issuer’s equity shares, or is indexed to such an obligation, and (b) requires or may require the issuer to settle the obligation by transferring assets shall be classified as a liability.”

Very truly yours,

/s/ Robert S. Schneider
Robert S. Schneider
Executive Vice President and CFO

Attachment: Illustration of Put Exercise

USI Holdings Corporation

Illustration of the Settlement of Written Put Options

Put holder’s basis in preferred stock	$1,000,000	$1,000,000	$1,000,000
Number of shares of common stock held by put holder	100,000	100,000	100,000
FMV per share of USI’s Common Stock	$5.00	$10.00	$15.00
Shares that may be put to USI	100,000	100,000	66,667	(a)
Cash paid to put holder	$500,000.00	$1,000,000.00	$1,000,000.00

(a)	The remaining 33,333 shares may be sold in the market, but the put option would be completely extinguished upon the receipt of the $1,000,000 proceeds.